UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 10)*
Under the Securities Exchange Act of 1934

USA Truck, Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
902925106

(CUSIP Number)
Todd F. Carlson, Esq.
General Counsel
Knight Transportation, Inc.
20002 North 19th Avenue
Phoenix, Arizona 85027

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
September 15, 2015

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Knight Capital Growth LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 606,410
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 606,410

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 902925106	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Knight Transportation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 606,410
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 606,410

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 902925106	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.
This Amendment No. 10 to Schedule 13D (this "13D Amendment No. 10") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D") filed on September 26, 2013, by Knight Transportation, Inc. ("Knight Transportation") and Knight Capital Growth LLC (together with Knight Transportation, the "Knight Entities"), as amended by Amendment No.1 to the Original Schedule 13D filed on September 30, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 15, 2013, Amendment No. 3 to the Original Schedule 13D filed on November 4, 2013, Amendment No. 4 to the Original Schedule 13D filed on February 4, 2014, Amendment No. 5 to the Original Schedule 13D filed on May 15, 2014, Amendment No. 6 to the Original Schedule 13D filed on August 4, 2014, Amendment No. 7 to the Original Schedule 13D filed on January 7, 2015, Amendment No. 8 to the Original Schedule 13D filed on March 6, 2015, and Amendment No. 9 to the Original Schedule 13D filed on June 23, 2015 (the "13D Amendment No. 9").  The Original Schedule 13D relates to the shares of common stock, par value $0.01 per share, issued by USA Truck, Inc. ("USA Truck" and such shares, the "Shares"). The address of the principal executive offices of USA Truck is 3200 Industrial Park Road, Van Buren, Arkansas. Capitalized terms used but not defined in this 13D Amendment No. 10 shall have the meanings ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.
Item 4.  Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
The Reporting Persons sold, in a series of open market transactions, an aggregate of 113,272 Shares between July 1, 2015 and September 15, 2015 in order to realize a return on their investment in USA Truck. As Knight Transportation has previously indicated, Knight Transportation may continue to own shares in USA Truck and will continue to consider its options in the future regarding its investment in USA Truck.
Item 5.  Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
The following sets forth, as of the close of trading on September 15, 2015, the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the close of trading on September 15, 2015.

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Knight Transportation	606,410	5.72%	0	606,410	0	606,410
Knight Capital	606,410	5.72%	0	606,410	0	606,410
(1)	Knight Capital is the direct owner of 606,410 Shares and Knight Transportation is the sole member and owner of all of the outstanding equity interests of Knight Capital
(2)	Based on 10,607,630 Shares outstanding as of July 30, 2015, as reported on USA Truck's Form 10-Q filed on August 4, 2015

CUSIP No. 902925106	13D	Page 5 of 7 Pages

The following table sets forth all transactions with respect to Shares effected after July 1, 2015, the last date for which transactions were reported on 13D Amendment No. 9.
Name of Reporting Person	Date of Transaction	Type of Transaction	Amount of Shares Sold	Price Per Share (1)
Knight Capital	7/1/2015	Open Market	401	$21.26
Knight Capital	7/9/2015	Open Market	4,599	$21.13
Knight Capital	7/10/2015	Open Market	120	$22.10
Knight Capital	7/13/2015	Open Market	9,880	$21.79
Knight Capital	7/14/2015	Open Market	20,000	$22.14
Knight Capital	7/15/2015	Open Market	9,600	$21.53
Knight Capital	7/16/2015	Open Market	10,400	$22.00
Knight Capital	7/17/2015	Open Market	5,000	$21.68
Knight Capital	7/21/2015	Open Market	5,000	$20.33
Knight Capital	8/4/2015	Open Market	5,000	$21.95
Knight Capital	8/10/2015	Open Market	5,000	$20.06
Knight Capital	8/14/2015	Open Market	8,272	$20.73
Knight Capital	8/20/2015	Open Market	1,100	$20.77
Knight Capital	9/11/2015	Open Market	3,900	$20.52
Knight Capital	9/14/2015	Open Market	15,000	$20.92
Knight Capital	9/15/2015	Open Market	10,000	$21.51

(1)
The aggregate of 401 Shares sold on July 1, 2015 were effected through multiple transactions each at different prices per Share ranging from $21.25 to $21.26.  The indicated $21.26 price per Share represents the approximate weighted average price per Share for the aggregate of 401 Shares sold.

(2)
The aggregate of 4,599 Shares sold on July 9, 2015 were effected through multiple transactions each at different prices per Share ranging from $21.07 to $21.25.  The indicated $21.13 price per Share represents the approximate weighted average price per Share for the aggregate of 4,599 Shares sold.

(3)
The aggregate of 120 Shares sold on July 10, 2015 were effected through multiple transactions each at different prices per Share ranging from $22.00 to $22.12.  The indicated $22.10 price per Share represents the approximate weighted average price per Share for the aggregate of 120 Shares sold.

(4)
The aggregate of 9,880 Shares sold on July 13, 2015 were effected through multiple transactions each at different prices per Share ranging from $21.75 to $21.86.  The indicated $21.79 price per Share represents the approximate weighted average price per Share for the aggregate of 9,880 Shares sold.

(5)
The aggregate of 20,000 Shares sold on July 14, 2015 were effected through multiple transactions each at different prices per Share ranging from $21.70 to $22.47.  The indicated $22.14 price per Share represents the approximate weighted average price per Share for the aggregate of 20,000 Shares sold.

(6)
The aggregate of 9,600 Shares sold on July 15, 2015 were effected through multiple transactions each at different prices per Share ranging from $21.25 to $22.08.  The indicated $21.53 price per Share represents the approximate weighted average price per Share for the aggregate of 9,600 Shares sold.

(7)
The aggregate of 10,400 Shares sold on July 16, 2015 were effected through multiple transactions each at different prices per Share ranging from $21.54 to $22.28.  The indicated $22.00 price per Share represents the approximate weighted average price per Share for the aggregate of 10,400 Shares sold.

CUSIP No. 902925106	13D	Page 6 of 7 Pages

(8)
The aggregate of 5,000 Shares sold on July 17, 2015 were effected through multiple transactions each at different prices per Share ranging from $21.59 to $21.77.  The indicated $21.68 price per Share represents the approximate weighted average price per Share for the aggregate of 5,000 Shares sold.

(9)
The aggregate of 5,000 Shares sold on July 21, 2015 were effected through multiple transactions each at different prices per Share ranging from $20.25 to $20.53.  The indicated $20.33 price per Share represents the approximate weighted average price per Share for the aggregate of 5,000 Shares sold.

(10)
The aggregate of 5,000 Shares sold on August 4, 2015 were effected through multiple transactions each at different prices per Share ranging from $21.41 to $22.87.  The indicated $21.95 price per Share represents the approximate weighted average price per Share for the aggregate of 5,000 Shares sold.

(11)
 The aggregate of 5,000 Shares sold on August 10, 2015 were effected through multiple transactions each at different prices per Share ranging from $20.00 to $20.24.  The indicated $20.06 price per Share represents the approximate weighted average price per Share for the aggregate of 5,000 Shares sold.

(12)
The aggregate of 8,272 Shares sold on August 14, 2015 were effected through multiple transactions each at different prices per Share ranging from $20.50 to $21.41.  The indicated $20.73 price per Share represents the approximate weighted average price per Share for the aggregate of 8,272 Shares sold.

(13)
The aggregate of 1,100 Shares sold on August 20, 2015 were effected through multiple transactions each at different prices per Share ranging from $20.77 to $20.78.  The indicated $20.77 price per Share represents the approximate weighted average price per Share for the aggregate of 1,100 Shares sold.

(14)
The aggregate of 3,900 Shares sold on September 11, 2015 were effected through multiple transactions each at different prices per Share ranging from $20.46 to $20.59.  The indicated $20.52 price per Share represents the approximate weighted average price per Share for the aggregate of 3,900 Shares sold.

(15)
The aggregate of 15,000 Shares sold on September 14, 2015 were effected through multiple transactions each at different prices per Share ranging from $20.74 to $21.10.  The indicated $20.92 price per Share represents the approximate weighted average price per Share for the aggregate of 15,000 Shares sold.

(16)
The aggregate of 10,000 Shares sold on September 15, 2015 were effected through multiple transactions each at different prices per Share ranging from $21.49 to $21.57.  The indicated $21.51 price per Share represents the approximate weighted average price per Share for the aggregate of 10,000 Shares sold.

Knight Transportation undertakes to provide full information regarding each transaction described above to the staff of the United States Securities and Exchange Commission upon its request.

CUSIP No. 902925106	13D	Page 7 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 17, 2015
KNIGHT TRANSPORTATION, INC.

/s/ Kevin P. Knight
Name: Kevin P. Knight
Title: Executive Chairman

KNIGHT CAPITAL GROWTH LLC

/s/ Kevin P. Knight
Name: Kevin P. Knight
Title: Executive Chairman